Exhibit 99.102

Fire & Flower Announces At-The-Market Equity Financing Program to Provide Flexible Access To Growth Capital

Flexible access to up to $15M provides additional options for low-cost capital

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, Dec. 3, 2020 /CNW/ - Fire & Flower Holdings Corp. (TSX: FAF) (OTCQX: FFLWF) (“FFHC”) today announces that it has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell up to C$15,000,000 of common shares in the capital of the Company (the “Common Shares”) from treasury to the public, from time to time, at the Company’s discretion.

“We are excited to launch our ATM Program as it will provide us with additional flexibility to access low cost equity capital when market conditions are favourable. Coupled with our strategic investment framework from Alimentation Couche-Tard and existing bank facility with ATB Financial, we now have a number of strategic sources of capital available to us,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “Cost-effective access to capital further strengthens our financial position and accelerates growth as we continue to progress towards profitability.”

All Common Shares sold under the ATM Program will be sold through the Toronto Stock Exchange or another marketplace (as defined in National Instrument 21-101 - Marketplace Operation) upon which the Common Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale.

The volume and timing of distributions under the ATM Program, if any, will be determined in the Company’s sole discretion. The ATM Program is designed to provide the Company with additional financing flexibility should it be required in the future. The Company intends to use the net proceeds from the ATM Program, if any, for general corporate purposes, working capital needs and capital expenditures. As Common Shares distributed under the ATM Program will be issued and sold at the prevailing market prices at the time of each sale, prices may vary among purchasers during the period of the ATM Program.

Distributions of the Common Shares under the ATM Program will be made pursuant to the terms of an equity distribution agreement (the “Distribution Agreement”) dated December 2, 2020 by and among the Company and ATB Capital Markets Inc. (the “Agent”). Pursuant to the terms of the Distribution Agreement, the ATM Program will be effective until the earlier of December 1, 2021 and the issuance and sale of all of the Common Shares issuable under the ATM Program, unless terminated prior to such date by the Company or the Agent in accordance with the terms of the Distribution Agreement. The Distribution Agreement will be made available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The offering of Common Shares under the ATM Program is qualified by a prospectus supplement dated December 2, 2020 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus and amended and restated base shelf prospectus dated November 24, 2020 (the “Shelf Prospectus”), which were each filed with the applicable securities regulatory authorities in each of the provinces and territories in Canada. The Prospectus Supplement and the Shelf Prospectus are available on the Company’s profile on SEDAR at www.sedar.com. Alternatively, the Agent will send copies of the Prospectus Supplement and the Shelf Prospectus upon request by contacting: ATB Capital Markets Inc., Suite 3540, 66 Wellington Street West, Toronto ON M5K 1A1, or by telephone at (403) 539-8629, or by email at prospectus@atb.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and SparkTM program connect cannabis consumers with the latest cannabis products and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory operating under the “Fire & Flower”, “Friendly Stranger”, “Happy Dayz” and “Hotbox” brands.

Through its strategic investment with Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

More information on Fire & Flower can be found at www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements in this news release include, but are not limited to, statements in respect of the issuance, sale and distribution of Common Shares pursuant to the ATM Program, including the price, volume and timing of any distributions and the intended use of net proceeds from the ATM Program.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to the closing of the Transaction on the terms described herein or at all. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020, the Prospectus Supplement and the Shelf Prospectus, and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and twenty-six weeks ended August 1, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 09:59e 03-DEC-20